E:	Kevin@bevilacquapllc.com
T:	202.869.0888
W:	bevilacquapllc.com

July 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Melissa Kindelan, Christine Dietz, Aliya Ishmukhamedova, Matthew Derby

Re:	LZ Technology Holdings Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed June 11, 2024
File No. 333-276234

Ladies and Gentlemen:

We hereby submit the responses of LZ Technology Holdings Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated June 24, 2024, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Registration Statement on Form F-1. Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement (the “Amendment No. 3”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 2 to Registration Statement on Form F-1

Capitalization, page 51

1.	You disclose that there are 9,901,163 Class A Ordinary Shares and 56,106,587 Class B Ordinary Shares issued and outstanding as of the date of this prospectus, which appears to include the share issuance on May 24, 2024, disclosed on page F-31. You also disclose on page F-31 that Dongling Technology Co., Ltd acquired 3.15% equity interest of Lianzhang Portal from a minority shareholder of Lianzhang Portal at the consideration of RMB23,692,000 and then transferred that equity interest to LZ Menhu at the consideration of RMB2,146,000. Please revise the presentation here to include a column that reflects these transactions, labeled “Pro Forma”, and presented before the As Adjusted column.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have updated the disclosure on pages 52-53.

2.	Please revise to include indebtedness in the table and to the calculation of capitalization. Refer to guidance in Item 3.B of Form 20-F.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have updated the disclosure on pages 52-53.

PG. 2
July 24, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 61

3.	Please revise to state whether as of the most recent balance sheet date, your existing cash will be sufficient to fund your operations for the next 12 months. To the extent it will not, disclose how long you will be able to continue to fund your operations using current available cash resources. Refer to Item 5.B of Form 20-F.

Response: We note the Staff’s comment and in response thereto respectfully advise the Staff that we have updated the disclosure on page 64, to state that we believe that our current cash, cash equivalents, and anticipated cash flow from operations, debt and equity financings and capital contributions from our existing shareholders will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months.

General

4.	We note your response to prior comment 1; however, we continue to note changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It continues to be unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on December 22, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. As nonexclusive examples, on page 3 and cover page, you no longer address the fact that the Chinese government intends to exert more oversight and control or that it may intervene in or influence your PRC subsidiaries' operations at any time. Please tell us the reasons for these changes or revise your disclosure throughout the registration statement as applicable.

Response: We respectfully advise the Staff that we acknowledge the Staff’s comment and have further updated our disclosure on the Cover Page, and in the “Prospectus Summary” and “Risk Factors” sections relating to the legal and operational risks associated with operating in China and PRC regulations.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101) or Runzhe Zhang, Chief Executive Officer of LZ Technology Holdings Limited at +86 186-0592-9066.

Sincerely,

/s/ Kevin Sun, Esq.
Kevin Sun, Esq.
Bevilacqua PLLC

cc:	Runzhe Zhang, LZ Technology Holdings Limited